25003001

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-52342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USA Financial Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6020 E Fulton Street SE
(No. and Street)

Ada	MI	49301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Bachert	(888) 407-8198	wbachert@usafinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Bachert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USA Financial Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AARON LAMPORT
County of Kent
NOTARY PUBLIC
Expires 03-20-2030
STATE OF MICHIGAN

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
USA Financial Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of USA Financial Securities, LLC (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. The financial statement of USA Financial Securities, LLC for the year ended December 31, 2023 was audited by other auditors whose report dated February 28, 2024 expressed an unqualified opinion on that statement.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as USA Financial Securities, LLC's auditor since 2024.

Denver, Colorado
March 28, 2024

USA FINANCIAL SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	2024	2023
Cash		
Operating	$ 1,014,308	$ 1,124,830
Receivables:		
Commissions	2,314,998	2,277,859
Representatives	35,796	30,265
Other	26,100	21,592
Related parties	21,999	159,741
Firm operating accounts - brokerage/custody	761,390	83,988
Prepaid expenses	429,569	470,300
Intangible asset - software	119,096	278,339
Available-for-sale securities	34,959	37,608
Clearing deposit - Pershing	25,000	25,000
CRD accounts	13,090	16,198
TOTAL ASSETS	$ 4,796,305	$ 4,525,720
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable:		
Representatives	$ 2,044,509	$ 2,147,673
Related party	123,087	68,119
Trade	58,437	92,276
Accrued expenses:		
Leased employees - related party	233,519	214,817
Other	15,463	14,174
Operational accounts - Pershing	115,273	151,343
Note payable	-	169,041
Obligation under software agreements	-	159,860
Total Liabilities	2,590,288	3,017,303
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	485,000	485,000
Retained earnings	1,521,017	823,417
Total Stockholders' Equity	2,206,017	1,508,417
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,796,305	$ 4,525,720

See Independent Auditor's Report and notes to the financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities, LLC (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business in multiple states as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions. The Company is also a Registered Investment Advisor.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2024 and 2023. As of May 2024 forward, substantially all cash is on deposit with one financial institution. Prior to May 2024, substantially all cash was on deposit at two financial institutions. At various times during the year, the Company's cash in bank balances exceeds the federally insured limits. At December 31, 2024 and 2023, respectively, the Company bank balance totaled $1,014,308 and $1,124,830 of which $764,308 and $874,830 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

AVAILABLE-FOR-SALE-SECURITIES

Available-for-sale securities consisting of publicly and non-publicly traded Real Estate Investment Trusts (REITs) are carried at market value. Realized and unrealized gains and losses on available-for-sale securities are recognized in the statement of income as they occur. Cost of securities sold for the purpose of computing gains or losses is determined by the specific identification method.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale on a recurring basis.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

AVAILABLE-FOR-SALE-SECURITIES (CONTINUED)

Level 2 - inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - inputs are unobservable inputs for the asset or liability.

ACCOUNTS RECEIVABLE

Accounts receivable includes securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred, and discretion in establishing the price.

SIGNIFICANT JUDGMENTS

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SEGMENT REPORTING

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

COMMISSION REVENUE

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The company is the principal for commission revenue, as it is responsible for the execution of the client's purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. The following table presents the total commission revenue disaggregated by investment product category:

	Year ended December 31, 2024	Year ended December 31, 2023
Pershing brokerage	423,184	336,585
Insurance-based	7,575,967	8,901,324
Investment company	1,991,764	1,807,274
Alternative investments	1,449	2,609
Investment advisory	18,999,445	21,707,148
Total commission income	28,991,809	32,754,940

The Company generates three types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, trailing commission revenue that is recognized over time as earned, and investment advisory commission revenue that is either asset-based or hourly/project fee based and recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trailing commission revenue and the asset-based portion of investment advisory commission revenue are generally based on a percentage of the current market value of clients' investment holdings in eligible assets, and is recognized during the period during which services, such as on-going support, are performed. The hourly/project portion of the investment advisory commission revenue is a set dollar amount billed by the hour or as a total project fee and recognized during the period during which services are performed. As trailing commission revenue and asset-based commission revenue are based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents the sales-based, trailing, and investment advisory commission revenues disaggregated by product category:

	Year ended December 31, 2024	Year ended December 31, 2023
Sales-based:		
Pershing brokerage	423,184	336,585
Insurance-based	3,633,337	4,684,094
Investment company	805,934	679,343
Alternative investments	1,449	2,609
Total sales-based	4,863,904	5,702,631
Trailing:		
Investment company	1,185,830	1,127,931
Insurance-based	3,942,630	4,217,230
Total trailing	5,128,460	5,345,161
Investment advisory:		
Asset-based	18,762,425	21,437,540
Hourly/project	237,020	269,608
Total investment advisory	18,999,445	21,707,148
Total commission income	28,991,809	32,754,940

Some Insurance-based revenue is based upon a revenue sharing agreement with USA Financial Insurance Corporation. See Note 8 for Related Party Transactions.

Other income is related to affiliation fees charged to advisors, marketing reimbursements, and brokerage fees paid by clients and was $1,519,460 and $1,393,127 for the years ended 2024 and 2023 respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DISTRIBUTION FEES

The Company may enter into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors, and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual Financial Industry Regulatory Authority (FINRA) licensing over the period of benefit which was twelve months for 2024 and 2023.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS). Depreciation expense totaled $0 and $0, respectively for the years ended December 31, 2024 and 2023.

SOFTWARE

Software is being amortized over three years using the straight-line method. All software costs were fully amortized as of December 31, 2024 and 2023.

ADVERTISING COSTS

Advertising costs are charged to Marketing and Recruiting Expenses as incurred. Advertising expenses totaled $120,734 and $175,904 for the years ended December 31, 2024 and 2023, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

No federal income taxes have been provided because the company operated as a Michigan S Corporation through 07/02/2024. Effective 07/03/2024, the entity reorganized as a Delaware limited liability company and is taxed as a partnership. Under these provisions of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns. However, the Company is subject to various state taxes.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for years before 2021 and state tax examinations for years before 2021.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2024 and 2023, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0 for each year.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's policy is to monitor its market exposure and counterparty risk. The Company maintains insurance to mitigate their risk.

RELATED PARTIES

The Company is a wholly owned subsidiary of USA Financial, LLC. A majority interest in USA Financial, LLC was purchased by AL Marketing, LLC (AmeriLife) as of July 19, 2024. This brought added related parties, which are under common control via indirect ownership, that includes a wholesaling broker-dealer and additional Registered Investment Advisory Firm(s). The Company does not currently engage in transactions with the new affiliates.

The Company has transactions with USA Financial, LLC and its other subsidiaries: USA Financial Team, LLC, USA Financial Insurance Services, LLC, USA Financial Formulas, LLC, USA Financial Advisor Advancement, LLC, and USA Financial Exchange, LLC. In addition, the Company has transactions with another related party, WalEnd Equity, LLC. Please see Note 8 for additional related party information.

3. AVAILABLE-FOR-SALE SECURITIES

Marketable securities have been classified according to management's intent. Available-for-sale securities at December 31, 2024 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 4,670	$ (1,526)
Xenia Hotels & Resorts, Inc.	4,554	2,868	(1,686)
The Necessity Retail REIT, Inc.	30,905	6,497	(24,408)
National Healthcare Properties, Inc.	29,965	20,924	(9,041)
	$ 71,620	$ 34,959	$ (36,661)

Available-for-sale securities at December 31, 2023 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 3,928	$ (2,268)
Xenia Hotels & Resorts, Inc.	4,554	2,629	(1,925)
The Necessity Retail REIT, Inc.	30,905	8,855	(22,050)
National Healthcare Properties, Inc.	29,965	22,196	(7,769)
	$ 71,620	$ 37,608	$ (34,012)

3. AVAILABLE-FOR-SALE SECURITIES (CONTINUED)

The Company's investments are measured using Level 1 and 3 inputs. Level 3 inputs are used for National Healthcare Properties, Inc. only.

4. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

5. NOTE PAYABLE

The Company had an unsecured short term note payable to finance its errors and omissions insurance. The policy period was effective from October 1, 2023 to September 30, 2024. As of December 31,2023, the note required monthly payments of $21,967 including interest at 10.45% and matured in September 2024. The Company renewed its existing errors and omissions insurance policy for the October 1, 2024 to September 30, 2025 policy year, but did not finance. There were no covenants related to this note payable as of December 31, 2024 and 2023.

6. INCOME TAXES

The Company filed as a Qualified Subchapter S Subsidiary of an S Corporation up to July 2, 2024. Beginning July 3, 2024, the Company reorganized as a Delaware limited liability company and now files as a partnership. Certain state tax expenses have been recorded separate from its parent. Provision for income taxes consists of the following:

	For years ended December 31, 2024	For years ended December 31, 2023
Other states	$ 27,596	$ 32,456

The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis. The Company's effective income tax rate is lower than what would be expected because it is pass through entity which does not pay federal corporate income taxes. The Company is not subject to the Michigan Corporate Income Tax (CIT). The Company remained subject to other state income taxes in 2024.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $1,238,771 which was $1,066,085 in excess of the required net capital of $172,686, and the

7. NET CAPITAL REQUIREMENTS (CONTINUED)

Company's aggregate indebtedness to net capital ratio was 2.09 to 1. At December 31, 2023, the Company had net capital of $383,605 which was $182,451 in excess of the required net capital of $201,154 and the Company's aggregate indebtedness to net capital ratio was 7.87 to 1.

8. RELATED PARTY TRANSACTIONS

The Company reimburses USA Financial Insurance Services, LLC monthly for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable is $2,529 and $19,506 at December 31, 2024 and 2023, respectively. Total expenses reimbursed for the years ended December 31, 2024 and 2023 were $151,807 and $198,357, respectively.

Additionally, the Company has a revenue sharing agreement with USA Financial Insurance Services, LLC. The revenue sharing agreement generated $815,787 and $618,080 of the Company's revenues for the years ended December 31, 2024 and 2023, respectively. The unpaid portion of this income included in accounts receivable is $7,233 and $92,963 at December 31, 2024 and 2023, respectively.

The Company reimburses USA Financial, LLC (Parent Company) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $119,958 and $31,647 for the year ended December 31, 2024 and 2023, respectively. Total expenses reimbursed for the year ended December 31, 2024 and 2023 was $553,121 and $265,522, respectively. In addition to reimbursed expenses, the Company paid Parent Company $198,000 and $198,000 in management fees for the years ended December 31, 2024 and 2023, respectively.

The Company engaged in business with USA Financial Formulas, LLC. The revenue generated from this business totaled $0 and $147,947 for the years ended December 31, 2024 and 2023, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $0 and $0 at December 31, 2024 and 2023, respectively. Total fees expensed by the Company to USA Financial Formulas, LLC for account management was $0 and $42,313 for the years ended December 31, 2024 and 2023, respectively. The unpaid portion of these expenses included in accounts payable at December 31, 2024 and 2023 is $0 and $3,459, respectively.

The Company engages in business with USA Financial Exchange, LLC. The revenue generated from this business totaled $13,977,480 and $14,061,587 for the years ended December 31, 2024 and 2023, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $1,223,826 and $1,219,464 at December 31, 2024 and 2023, respectively.

The Company receives advertising and marketing support services from USA Financial Advisor Advancement, LLC. A total of $36,000 and $36,000 was charged to expense under this agreement for the years ended December 31, 2024 and 2023, respectively. Additionally, the Company reimburses USA Financial Advisor Advancement, LLC on a monthly basis for costs paid on the Company's behalf. Total expenses reimbursed for the years ended December 31, 2024 and 2023 were $502,262 and $491,972 respectively. The unpaid portion of the support services and/or these expenses included in accounts payable is $600 and $18,494 at December 31, 2024 and 2023, respectively. Additionally, the Company

8. RELATED PARTY TRANSACTIONS (CONTINUED)

receives reimbursement from USA Financial Advisor Advancement, LLC for certain representative fees and technology costs incurred by the Company. Total expense reimbursement totaled $539,295 and $398,989 for years ended December 31, 2024 and 2023, respectively. The total expense reimbursement in accounts receivable is $7,616 and $66,778 at December 31, 2024 and 2023, respectively.

The Company rented office space on a month-to-month basis from WalEnd Equity, LLC (f/k/a USA Financial Equity, LLC) through July 18,2024. A total of $112,375 and $213,000 was charged to expense under this agreement during the years ended December 31, 2024 and 2023, respectively. Beginning July 19,2024, a new sublease with USA Financial, LLC (Parent Company) was enacted.

Total rent expenses reimbursed to Parent Company for year ended 2024 was $35,517. This amount is included in Parent Company's reimbursed expenses.

The Company leases its employees from USA Financial Team, LLC. The payments made to this Company are for employee related expenses, management fees, and a 401k plan for all eligible employees. Total payments made to this related party for the year ended December 31, 2024 and 2023 were $2,613,509 and $2,722,695, respectively. Accrued leased employee expense totaled $231,871 and $214,817 at December 31, 2024 and 2023, respectively. The unpaid portion of other leased employee expenses included in accounts payable is $1,734 and $4,122 at December 31, 2024 and 2023, respectively.

Several representatives of the Company are either owners of the Company and/or employees of USA Financial Team, LLC. These related representatives generated $109,337 and $191,128 in revenue during the years ended December 31, 2024 and 2023, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $11,524 and $7,902 at December 31, 2024 and 2023, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense.

Commission expense paid to related parties is summarized as follows:

	For years ended December 31,	
	2024	2023
Related representative commission expense	$ 85,977	$ 171,160

Of the total charged to commission expense, there was $9,102 and $6,223 due to these representatives at December 31, 2024 and 2023, respectively.

9. SOFTWARE LEASES

The Company has various software leases expiring at various dates. Most of the leases contain automatic renewal options of one-year periods unless notice of cancellation is provided by the Company. The Company has elected the short-term lease recognition exemption for all applicable software leases. Leases with an initial term of 12 months or less, that do not include an option to purchase the underlying asset that we are reasonably certain to exercise, are not recorded on the balance sheet. The following schedule details future minimum lease payments as of December 31, 2024 for software leases with initial or remaining lease terms in excess of one year.

	For years ended December 31,	
	2026	2025
Software lease minimum future payments:	$ 0	$ 0

Some of the leases have a minimum payment and/or are contingent on users and other variables, these payments are expensed as incurred. Total rental expense was $561,809 and $717,852 for the years ended December 31, 2024 and 2023, respectively.

10. MAJOR PRODUCTS

For the year ended December 31, 2024 and 2023, the Company's revenues were substantially from two product types which accounted for approximately 87% and 85% of revenues, respectively.

11. CONTINGENCIES

The Company is involved in litigation arising in the ordinary course of business. There are four outstanding claims for which the company is potentially liable. The matters are progressing, but the amount of liability, if any, cannot yet be determined with certainty. Due to the uncertainty, management does not express an opinion as to the likely outcome of the matters which is neither probable nor remote.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 28, 2025 the date the financial statements were available to be issued.